December 15, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Share Split (free distribution) and Dividend Increase

The Company resolved at a meeting of its Board of Directors held on December 15, 2005, to bring the share split and the dividend increase policy up at the 30th general shareholders' meeting in June, 2006. The Company shall split shares as 2 for 1 and increase cash dividend from ¥25 to ¥30, in order to return more profits to shareholders.

Description

1. Share Sprit (free distribution)

1. The Purpose of the Share Split

   The purpose of the share split is to improve the liquidity of the shares of the Company and to expand the individual investor base by reducing the amount of investment per share.

2. Summary of the Share Split

   The share shall be split at the rate of 2 for 1 as of closing on April 1, 2006 (Sat).

   (1) Increase in the number of shares as a result of the share split

   The number of increased common shares will be the same number of outstanding shares as of March 31, 2006 (Fri).

   (2) Method of the share split

   The number of shares owned by any shareholder appearing on or recorded in the register of shareholders or the register of beneficial shareholders as of closing on March 31, 2006 (Fri), shall be split at the rate of 2 shares for every 1 share held.

3. Time Schedule

Record date for the share split	April 1, 2006 (Sat)
Date for distribution of share certificates	May 19, 2006 (Fri)

4. Effective Date for Dividend Calculations April 1, 2006 (Sat)

5. Increase of total number of distributed shares

   Article 5 of the Company's article of incorporation shall be amended on April 1, 2006 (Sat), to read as follows;

   Total number of the Company's distributed shares: 130,000,000 shares (increased 65,000,000 shares)

6. Any other matters necessary for the stock split shall be determined by the board of directors.

【Reference Notes】

1. The reason why this notice does not mention the actual number of shares that will result from the share split is because it is impossible as at the date of this notice to determine the total number of issued shares as of the record date for the share split as the total number of issued shares may increase between the date of this notice and the record date for the share split due to the conversion of convertible bonds into shares or the exercise of share subscription rights during such period.

2. If the share split was conducted on the basis of the number of issued shares as of November 30, 2005, the total number of issued shares after the share split would be as follows:

(1) Total number of issued shares as of November 30, 2005	26,320,513 shares
(2) Number of new shares created by the share split (planned)	26,320,513 shares
(3) Total number of issued shares after the share split (planned)	52,641,026 shares

3. No capital increase will occur as a result of the share split.
Capital of the Company as of November 30, 2005 7,232,202,350 yen

4. In connection with the share split, the conversion price for the "Second Series of Unsecured Convertible Bonds" issued by the Company will be amended as of April 1, 2006 as follows:

Description	Conversion Price Before Adjustment	Adjusted Conversion Price
Second Series of Unsecured Convertible Bonds	3,405.50yen	1,702.80yen

5. In connection with the share split, the exercise of "First Series of Subscription Rights by shareholders allocation" which was provided by the Company and the exercise price as of April 1, 2006, are to be amended as follows:

Description	Before Adjustment		After Adjustment	
	Exercise price	Number of issued shares upon 1 subscription right	Exercise price	Number of issued shares upon 1 subscription right
	Amount payable upon the exercise of 1 subscription right		Amount payable upon the exercise of 1 subscription right	
	Issuance price of the shares upon the exercise of 1 subscription right		Issuance price of the shares upon the exercise of 1 subscription right	
First Series of Subscription rights by shareholders allocation (issued on July 3, 2003)	3,328.90 yen	1.21 shares	1,664.50 yen	2.42 shares *2
	4,028 yen *1		4,028 yen *1	
	4,140 yen *1		4,140 yen *1	

*1: There is no change to the amount payable or the issuance price upon the exercise of 1 share subscription right.
*2: Where any fraction of 1 share arises as a result of the exercise of any share subscription rights, such fraction of 1 share shall be discarded and no adjustment of money shall be carried out.

2. Revision of Projection for Dividends for Fiscal Year 2006 (30th Fiscal Year) / Dividend Increase

1. The reason of revision (increase)

   The reason of revision is to return more profits to shareholders.

2. Summary of revision (increase)

	Interim	The fiscal year-end	Annual
Initial projections (made public on November 11, 2005)	-	25 yen	25 yen
Revised projections	-	30 yen	30 yen
(Reference) Dividends per share for the previous fiscal year (FY 2005)	-	25 yen	25 yen

-END-

RECEIVED

2005 DEC 21 P 2:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 15, 2005

Dear Sirs

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Development of the New Mid-term Business Plan, "ASUNARO-Plan"

The Company developed the new mid-term business plan, "ASUNARO(*1)-Plan", on which the corporate and group management operating in FY 2007 to FY 2011.

Note: (*1) A Japanese word "ASUNARO" means trees which are similar to cypresses and range only in Japan. Japanese associate "ASUNARO" with someone steadily exerting himself / herself to come true his / her dream or to advance toward the next stage.

Description

1. Background of the new plan development

In 1996, the Company developed so-called "Swan-Plan", the former mid-term business plan for FY2000, and completed in FY2003. Especially after FY2001, each business of the Company group expanded favorably, in which Catalog business remarkably grew up as a central business of the group, and both consolidated sales and profits were recorded double-digit growth.

On the other hand, the mail order market, the Company belonging to, is severe to increase sales and profits, because of competition with too many of retail stores in the market and with new mail order companies operating businesses through new media (Internet, TV and mobile phone Internet) and single-item mail order businesses. In such drastically changing economic and business environment of recent years, adaptability to changes is more necessary. As a result of the conclusion that more well-balanced portfolio management will be a key factor for remarkable growth in such severe market, and each business of the group should be independent of Catalog business, the Company developed the new mid-term business plan, "ASUNARO-Plan".

2. Keynote of the new plan

The following five themes are keynote of the new plan.

(1) Innovation of business method

- From a general mail-order company to a "general corporate company on the mail order basis" (*2)

Note: (*2) A word, "general corporate company on the mail order basis", means a company operating various and correlated businesses with utilizing all the infrastructures, which have been cultivated through the expansion of mail order business.

(2) Increase the efficiency of the existent businesses ~having fidelity to basic mind on business~

- Low-cost, High-Quality and High-Morale
- Supposition and verification

(3) Improvement and reform of the Company's constitution

- Getting rid of an old sense of value
- Adapting speedily to changes
- Accepting and challenging the new
- Establishing a solid framework for compliance
- Nurturing enterprising personnel as leaders on the next stage

(4) Challenge to new businesses

- Reinforcement and development of original services on E-commerce business
- Operation outsourcing business as a new business and others in overseas markets

(5) Satisfaction of all the stakeholders

- Development of the policy for returning value to shareholders
- Increase the satisfaction of customers, employees and the Company
- Aiming at severe but hearty constitution for employees

3. Managerial targets

(1) Managerial targets completed in FY2011

● Operating Profit	20 billion yen
● Operating Profit Ratio	10%
● ROE	13%

(2) Consolidated breakdown of operating profit by business segment (as an aim)

FY 2006 (E) **FY 2011 (E)**


Karemu (Exhibition Sales) -0.9%
Other 4.4%
BOT (Operation Outsourcing) 19.6%
Catalog 28.1%
Advanced Finance 21.7%
Single-item Mail Order 26.2%
Karemu (Exhibition Sales) 10%
Other 5%
Catalog 20%
BOT (Operation Outsourcing) 10%
Advanced Finance 25%
Single-item Mail Order 30%

Business Segment	FY 2006 (E)	FY 2011 (E)
Catalog Business	28.1%	20%
Single-item Mail Order Business	26.2%	30%
Advanced Finance Business	21.7%	25%
BOT (Operation Outsourcing Business)	19.6%	10%
Karemu (Exhibition Sales Business)	-0.9%	10%
Other Business	4.4%	5%
Total	100.0%	100%

4. Business method

An evolutional method of database business

~ aiming to "BELLUNA as a general corporate company on the mail order business basis" ~

- Exploiting not only data base but all the infrastructures of the Company
- Catalog business is not a core business, but one of businesses of the Company
- M&A will be one of methods to expand existing businesses or to create new businesses

5. Strategy

(1) Strategy for business expansion of the Company group (Stock Business Strategy)

Resources of the Company were distributed more to the flow businesses, such as Catalog business, than to the stock businesses, such as Finance business. However, as the growth and profits are higher than others, more resources shall be concentrated on the stock businesses than before.

As a result of this distribution, the growth and profit of the Company group will increase steadily.

(2) Strategy for B to C business (Branding and Targeting)

1. Branding

- Supplying merchandises and services adjusting each customer's life stage or life scene
- Widely diffusing the perception that customers can get and do everything they want in BELLUNA

2. Targeting

- Customers in their 50s to 60s (and 70s); a core of Consumers, and having characteristics that they are attracted to advertisements of newspaper leaflets.
- Customers in their 30s to 40s and 20S; a large number of Producers, and having characteristics that they experienced so-called 'Bubble Years' or accommodate easily to Internet and mobile phone Internet.

6. Policy for returning value to shareholders as from FY 2006

Payout Ratio + Repurchase Own Shares: 30% (as a target)(*3)

Note: (*3) The result may increase or decrease at a few percentages.

[Reference]

The Company resolved at a meeting of its Board of Directors held on December 15, 2005, to bring the share split and the dividend increase policy up at the 30th general shareholders' meeting in June, 2006. The Company shall split shares as 2 for 1 and increase cash dividend from ¥25 to ¥30, in order to return more profits to shareholders. The detailed information of the share split (free distribution) and the dividend increase are mentioned in a press release on December 15, 2005, which please confirm.

-END-